AB* 12/3

UNI
SECURITIES AND
09042924
Washington, D.C. 20549

SEC Mail Processing Section

NOV 2 7 2009

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/08** (MM/DD/YY) AND ENDING **09/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700** **Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 12/16

RAYMOND JAMES

November 25, 2009

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2009.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm to the best of our knowledge and belief, that the accompanying Consolidated Financial Statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2009, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Thomas A. James
Chief Executive Officer

Richard B. Franz II
Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 25th day of November, A.D., 2009.

Kelley Cole
Notary Public
State of Florida at Large

My commission expires: 9-24-11

NOTARY PUBLIC STATE OF FLORIDA
Notary Public State of Florida
Kelley Cole
My Commission DD718732
Expires 09/24/2011

Consolidated Statement of Financial Condition

SEPTEMBER 30, 2009

RAYMOND JAMES
& ASSOCIATES, INC.

RAYMOND JAMES &ASSOCIATES INC. AND SUBSIDIARIES.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and subsidiaries as of September 30, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 25, 2009
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 30, 2009
(in thousands, except share and par value amounts)

Assets	
Cash and Cash Equivalents	$ 401,052
Assets Segregated Pursuant to Federal Regulations:	
Cash and Cash Equivalents	1,962,284
Securities Purchased Under Agreements to Resell	56,256
Receivables:	
Brokerage Clients, Net	1,288,927
Securities Borrowed	394,340
Brokers, Dealers and Clearing Organizations	22,415
Other	404,795
Deposits with Clearing Organizations	79,589
Securities Owned:	
Marketable, at Fair Value ($140,609 Pledged)	297,554
Not Readily Marketable, at Estimated Fair Value	11,142
Deferred Income Taxes, Net	30,237
Property and Equipment, Net	152,450
Prepaid Expenses and Other Assets	22,293
Total Assets	$ 5,123,334
Liabilities and Stockholder's Equity	
Loans Payable	$ 89,084
Payables:	
Brokerage Clients	2,977,620
Securities Loaned	487,494
Brokers, Dealers and Clearing Organizations	110,110
Payables to Affiliates	108,704
Income Taxes Payable	33,175
Securities Sold, Not Yet Purchased, at Fair Value	85,488
Securities Sold Under Agreements to Repurchase	102,758
Accrued Compensation, Commissions and Benefits	175,337
Accrued Expenses and Other Liabilities	76,076
Total Liabilities	4,245,846
Stockholder's Equity:	
5% Non-Voting Cumulative Preferred Stock - Convertible into One Share of Common Stock; $2 Par Value; Authorized 200,000 Shares; Issued and Outstanding 100,000 Shares	200
Common Stock - $.10 Par Value; Authorized 4,000,000 Shares; Issued and Outstanding 1,083,500 Shares	108
Additional Paid-in Capital	233,709
Retained Earnings	643,631
Accumulated Other Comprehensive Loss	(160)
Total Stockholder's Equity	877,488
Total Liabilities and Stockholder's Equity	$ 5,123,334

See Accompanying Notes to Consolidated Statement of Financial Condition.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly-owned subsidiary of RJF), other affiliated entities and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, National Association of Securities Dealers Automated Quotations, American Stock Exchange, Philadelphia Stock Exchange, Chicago Board Options Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, Financial Industry Regulatory Authority, National Futures Association and Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company conforms to its Parent's fiscal year end of September 30th. The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, and Raymond James Geneva S.A. ("RJG"), a financial services firm based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The Consolidated Statement of Financial Condition is prepared in conformity with U.S generally accepted accounting principles ("GAAP"), the more significant of which are summarized below.

Management Estimates and Assumptions

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments, with original maturities of 90 days or less.

Assets Segregated Pursuant to Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

Securities Purchased Under Agreements to Resell

The Company invests in short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Transactions involving reverse repurchase agreements are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with

additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value; as such, financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 30, 2009, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of the Company's stockholder's equity, based on consideration of collateral value.

Receivables and Allowance for Doubtful Accounts

Brokerage client receivables from broker-dealer clients are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

The Company also makes loans or pays advances to employees, primarily financial advisors, mainly for recruiting and retention purposes. The Company provides for an allowance for doubtful accounts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of financial advisors no longer associated with the Company and the Company's historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written off and the corresponding allowance for doubtful accounts is reversed.

Securities Borrowed and Securities Loaned

Securities borrowed and Securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Deposits with Clearing Organizations

Deposits with Clearing Organizations consist of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software; two to five years for furniture, fixtures and equipment; and 10 to 31 years for buildings, building components, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Additions, improvements and expenditures for repairs and maintenance that extend the useful life of an asset are capitalized.

Securities Sold Under Agreements to Repurchase

The Company has sold securities which it is under agreements to repurchase ("repurchase agreements") at a future date. Transactions involving repurchase agreements are accounted for as collateralized financing and carried at contractual amounts plus accrued interest. Included in Securities Sold Under Agreements to Repurchase at September 30, 2009 are transaction of $28,426,000 that are used to finance trading securities as part of an economic hedging strategy.

Leases

The Company leases office space and equipment under operating leases. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability in Accrued

Expenses and Other Liabilities in the Consolidated Statement of Financial Condition and amortizes the deferred rent over the lease term.

Income Taxes

The results of operations of the Company are included in the consolidated federal and certain state income tax returns of RJF. The Company utilizes the asset and liability method of accounting for income taxes in accordance with GAAP. The objectives are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position.

The fiscal 2009 income tax liability was calculated on a pro rata basis using the blended federal and state income tax rates as determined by RJF and by applying consolidated return limitations on all appropriate items including, but not limited to, capital gains, tax credits and charitable contributions.

The company recognizes liabilities for uncertain income tax positions based on a two-step process. First, income tax benefits can be recognized in financial statements for a tax position if it is considered "more likely than not" of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position. See Note 12 of the Notes to the Consolidated Financial Statements for further information on the Company's income taxes.

Stock Compensation

Select employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. RJF measures compensation expense for share-based awards based on estimated fair values over the vesting term of the awards. RJF allocates the cost of providing these plans to the Company based on actual cost per employee.

Foreign Currency Translation

The Company consolidates its foreign subsidiaries. The statement of financial condition of the subsidiaries are translated at exchange rates as of the period end. The gains or losses resulting from translating the foreign currency statement of financial condition into U.S. dollars are included in shareholder's equity as a component of Accumulated Other Comprehensive Income.

Legal Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if the most likely amount is not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in Accrued Expenses and Other Liabilities. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly.

NOTE 3 - CASH AND CASH EQUIVALENTS, ASSETS SEGREGATED PURSUANT TO REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS:

The following are financial instruments that are cash and cash equivalents or other investment balances which are readily convertible into cash as of September 30, 2009:

	September 30, 2009
	(in thousands)
Cash and Cash Equivalents:	
Cash in Banks	$ 401,032
Money Market Investments	20
Total Cash and Cash Equivalents	401,052
Assets Segregated Pursuant to Federal Regulations:	
Cash and Cash Equivalents	1,962,284
Deposits with Clearing Organizations	79,589
Total	$ 2,442,925

NOTE 4 - RECEIVABLES AND PAYABLES:

Receivables from Brokerage Clients:

Receivables from brokerage clients include amounts arising from normal cash and margin transactions as well as fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying Consolidated Statement of Financial Condition. The amount receivable from clients at September 30, 2009 is as follows:

	September 30, 2009
	(in thousands)
Brokerage Client Receivables	$ 1,292,194
Allowance for Doubtful Accounts	(3,267)
Brokerage Client Receivables, Net	$ 1,288,927

Payables to Brokerage Clients:

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment. The Company pays interest at varying rates for qualifying client funds on deposit. The amount payable to clients at September 30, 2009 is as follows:

	September 30, 2009
	(in thousands)
Interest Bearing	$ 2,695,850
Non-Interest Bearing	281,770
Total Brokerage Client Payables	$ 2,977,620

Receivables from and Payables to Brokers, Dealers and Clearing Organizations:

	September 30, 2009 (in thousands)	
	Receivables from Brokers, Dealers and Clearing Organizations	Payables to Brokers, Dealers and Clearing Organizations
Securities Failed to Deliver/Receive	$ 14,177	$ 78,710
Open Transactions, Net	-	3,302
Dividends and Interest	8,238	28,098
Total Receivables from and Payables to Brokers, Dealers and Clearing Organizations	$ 22,415	$ 110,110

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received by the Company for which settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the consolidated financial statements.

Receivables from Employees:

The Company makes loans or pays advances to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amounts receivable from employees at September 30, 2009 is included in Other Receivables as follows:

	September 30, 2009 (in thousands)
Employee Receivables	$ 180,952
Allowance for Doubtful Accounts	(1,979)
Employee Receivables, Net	$ 178,973

NOTE 5 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS, RJFSA and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates.

The Company participates with its Parent and affiliates in certain expense sharing agreements. Receivable from Affiliates of $1,512,000 at September 30, 2009, which is included in Other Receivables, and Payable to Affiliates of $108,704,000 at September 30, 2009, reflect amounts receivable and payable for these related party transactions. Included in Payables to Affiliates at September 30, 2009, is $107,333,000 in loans made to the Company by RJF for purposes of facilitating the Company's management of excess cash of its Parent. RJF loans money to the Company where it is invested on behalf of RJF in conjunction with the Company's normal proprietary cash investing activities.

During fiscal 2009, RJF made a $2,867,000 capital contribution to the Company in the form of a non-compete agreement and fixed assets. The contribution was made at book value.

NOTE 6 - FAIR VALUE:

The Company adopted the "Fair Value Measurements" and "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" pronouncements on October 1, 2008. The adoption of these pronouncements did not have a material impact on the financial position of the Company. The pronouncements define fair value, establish a framework for

measuring fair value and expand disclosures about fair value measurements required under other accounting pronouncements, but do not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the statement of financial condition on a recurring basis in accordance with GAAP.

In determining the fair value of the financial instruments in accordance with GAAP, the Company uses various valuation approaches, including market, income and/or cost approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify fair value measurements:

Level 1 – Financial instruments included in Level 1 are highly liquid instruments with quoted prices in active markets for identical assets or liabilities. These include equity securities listed in active markets and certain U. S. Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date. Instruments that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, interest rate swaps, certain asset-backed securities consisting of collateral loan obligation securities, and certain mortgage-backed securities and derivative instruments.

Level 3 – Financial instruments reported in Level 3 do not have two-way markets and are measured using the Company's best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Instruments in this category generally include equity securities with unobservable inputs, certain non-agency backed collateral loan obligation securities, certain non-agency backed asset-backed securities and certain municipal and corporate obligations.

GAAP requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when performing fair value measurements. The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation Techniques

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics. The Company has determined the market for certain other types of financial instruments, including certain Collateralized Mortgage Obligations ("CMOs"), asset backed securities ("ABS") and certain collateralized debt obligations, to be inactive as of September 30, 2009. As a result, the valuation of these financial instruments included significant management judgment in determining the relevance and reliability of market information available. The Company considered the inactivity of the market to be evidenced by several factors, including decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The specific valuation techniques utilized for the categorization of each type of financial instrument reflected in the Company's Consolidated Statement of Financial Condition are described below.

When available, quoted prices in active markets are used to determine the fair value of the Company's trading securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company utilizes valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency mortgage backed securities ("MBS"), and restricted equity securities in public companies. The Company utilizes prices from independent services to corroborate the estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities the Company uses pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. Examples include certain municipal debt securities, certain CMOs, certain ABS and equity securities in private companies. For certain CMOs, where there has been limited activity or less transparency around significant inputs to the valuation, such as assumptions regarding performance of the underlying mortgages, these securities are currently classified as Level 3 even though the Company believes that Level 2 inputs could likely be obtainable should markets for these securities become more active in the future.

Recurring Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 are presented below:

	September 30, 2009 (in thousands)			
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable Securities:				
Municipal Obligations	$ -	$ 129,897	$ -	$ 129,897
Corporate Obligations	-	16,317	-	16,317
U.S. Government and Agency Obligations	28,085	7,660	-	35,745
Agency MBS & CMOs	10	95,336	-	95,346
Non-Agency CMOs & ABS	-	1,040	-	1,040
Total Debt Securities	28,095	250,250	-	278,345
Equity Securities	11,369	5,717	-	17,086
Other Securities	37	2,086	-	2,123
Total Marketable Securities	39,501	258,053	-	297,554
Not Readily Marketable Securities:				
Non-Agency CMOs & ABS	-	-	10,915	10,915
Equity Securities	-	-	227	227
Total Not Readily Marketable Securities	-	-	11,142	11,142
Total	$ 39,501	$ 258,053	$ 11,142	$ 308,696
Liabilities:				
Securities Sold, Not Yet Purchased:				
Municipal Obligations	$ -	$ 241	$ -	$ 241
Corporate Obligations	-	478	-	478
U.S. Government and Agency Obligations	55,327	-	-	55,327
Agency MBS & CMOs	302	360	-	662
Non-Agency CMOs & ABS	-	-	-	-
Total Debt Securities	55,629	1,079	-	56,708
Equity Securities	25,400	3,290	-	28,690
Other Securities	-	90	-	90
Total Securities Sold, Not Yet Purchased	$ 81,029	$ 4,459	$ -	$ 85,488

Fair Value Option

Effective October 1, 2008, the Company adopted the accounting guidance which allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. In adopting this guidance the Company elected not to choose the fair value option for any financial assets and liabilities not already required to be recorded at fair value.

Other Fair Value Disclosures

Many, but not all, of the financial instruments held by the Company are recorded at fair value on the Consolidated Statement of Financial Condition.

The following represent financial instruments in which the ending balances at September 30, 2009 are not carried at fair value on the Company's Consolidated Statement of Financial Condition:

Short-term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, assets segregated pursuant to federal regulations and other segregated assets, securities either purchased or sold under agreements to resell and other collateralized financings are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed receivables, other receivables, and certain other assets are recorded at amounts that approximate fair value.

Loans Payable: The fair value of the mortgage note payable associated with the financing of the Company's home office complex is based upon an estimate of the current market rates for similar loans.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, securities loaned payables, and certain other liabilities are recorded at amounts that approximate fair value.

For those financial instruments which the fair value is not reflected on the Consolidated Statement of Financial Condition, the Company has estimated their fair value in part, based upon assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of fair value. The Company is not required to disclose the fair value of non-financial instruments including property, equipment and leasehold improvements.

The carrying amounts and estimated fair values of the Company's financial instruments that are not carried at fair value at September 30, 2009 are as follows:

	September 30, 2009 (in thousands)	
	Carrying Amount	Estimated Fair Value
Financial Liabilities:		
Loans Payable	$ 89,084	$ 87,878

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Marketable Securities Owned and Securities Sold, Not Yet Purchased consist of trading and investment securities at fair value as follows:

	September 30, 2009 (in thousands)	
	Securities Owned, at Fair Value	Securities Sold, Not Yet Purchased, at Fair Value
Marketable Securities:		
Municipal Obligations	$ 129,897	$ 241
Corporate Obligations	16,317	478
U.S. Government and Agency Obligations	35,745	55,327
Agency MBS & CMOs	95,346	662
Non-Agency CMOs & ABS	1,040	-
Equity Securities	17,086	28,690
Other Securities	2,123	90
Total	$ 297,554	$ 85,488

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Not Readily Marketable Securities Owned consists of securities at fair value as follows:

	September 30, 2009 (in thousands)
Not Readily Marketable Securities:	
Non-Agency CMOs & ABS	$ 10,915
Equity Securities	227
Total	$ 11,142

See Note 6 above for information regarding the fair value of Securities Owned and Securities Sold, Not Yet Purchased.

NOTE 8 - PROPERTY AND EQUIPMENT:

	September 30, 2009
	(in thousands)
Land	$ 8,406
Construction in Process	1,325
Buildings, Building Components, Building Improvements, Land Improvements, and Leasehold Improvements	145,711
Furniture, Fixtures, and Equipment	116,497
Software	45,698
Software Development	4,020
	321,657
Less:	
Accumulated Depreciation and Amortization	(169,207)
Property and Equipment, Net	$ 152,450

NOTE 9 - LOANS PAYABLE:

At September 30, 2009, the Company maintains the following financing arrangements:

	September 30, 2009 (in thousands)		
	Secured	Unsecured	Total
Committed	$ 325,000	$ -	$ 325,000
Uncommitted	405,100	200,000	605,100
Total	$ 730,100	$ 200,000	$ 930,100

Committed secured facilities provided by commercial banks in the name of the Company include a $75,000,000 bilateral repurchase agreement, a $150,000,000 tri-party repurchase agreement, and a $100,000,000 line of credit. These facilities are subject to 0.013%, 0.05%, and 0.05% commitment fees, respectively, and the required market value of the collateral ranges from 102% to 125%.

Uncommitted secured facilities in the name of the Company include $285,100,000 in lines of credit provided by commercial banks and $120,000,000 in tri-party repurchase agreements with related companies RJFS and Raymond James Bank. Uncommitted unsecured facilities provided by commercial banks in the name of the Company included $200,000,000 in lines of credit.

At September 30, 2009, there were collateralized financings outstanding in the amount of $104,332,000. Of this amount repurchase agreement financings of $74,332,000 are included in Securities Sold Under Agreements to Repurchase and uncommitted secured facilities of $30,000,000 are included in Loans Payable on the Consolidated Statement of Financial Condition. Such financings are collateralized by non-customer, Company-owned securities.

The interest rates for all of the Company's financing facilities are variable and are based on the Fed Funds rate or LIBOR. Unlike committed credit facilities, uncommitted lenders are not subject to any formula determining the interest rates that may be charged on a loan. For the year ended September 30, 2009, interest rates on the financing facilities ranged from (on a 360 days per year basis) 0.58% to 3.47%.

Included in Loans Payable are mortgage loans payable of $59,084,000 which are for the financing of the Company's home office complex. The mortgage loan bears interest at a fixed rate of 5.7% and is secured by land, buildings, and improvements with a net book value of $64,903,000 at September 30, 2009. Principal maturities under this mortgage note payable for the succeeding fiscal years are as follows:

	September 30, 2009 (in thousands)
Fiscal 2010	$ 3,075
Fiscal 2011	3,255
Fiscal 2012	3,445
Fiscal 2013	3,647
Fiscal 2014	3,860
Thereafter	41,802
Total	$ 59,084

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $361,548,000 and $361,522,000, respectively, at September 30, 2009. The contract value of securities borrowed and securities loaned was $370,761,000 and $376,421,000, respectively, at September 30, 2009. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. The market value of securities loaned was $110,746,000 at September 30, 2009. The contract value of securities loaned was $111,073,000 at September 30, 2009. If a borrowing institution or broker-dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $85,488,000 at September 30, 2009 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities not covered by hedge positions increases. The Company utilizes short government obligations and equity securities to economically hedge long proprietary inventory positions. At September 30, 2009, the Company had $55,881,000 in short government and agency securities and $4,218,000 in short equity securities which represented economically hedged positions.

The Company enters into security transactions on behalf of its clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The contractual amounts related to these financial instruments reflect the volume and activity but do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the duration, the size, composition and diversification of positions held; the absolute and relative levels of interest rates; and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the Consolidated Statement of Financial Condition.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure are with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 11 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company, a member firm of the New York Stock Exchange, Inc. ("NYSE") and Financial Industry Regulatory Authority ("FINRA"), is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 requires aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternate net capital requirement" which the Company has elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than five percent of aggregate debit items. The net capital position of the Company is as follows:

	September 30, 2009 (in thousands)
Net Capital	$ 278,092
Less: Required Net Capital	(27,233)
Excess Net Capital	$ 250,859
Net Capital as a Percent of Aggregate Debit Items	20.42%

At September 30, 2009, the Company's deposit requirement for the proprietary accounts of introducing brokers was $720,000.

NOTE 12 - FEDERAL AND STATE INCOME TAXES:

The major deferred tax asset (liability) items are as follows:

	September 30, 2009 (in thousands)
Deferred Tax Assets:	
Capital Expenditures	$ 22,792
Accrued Expenses	16,203
Deferred Compensation	8,794
Other	2,665
Total Deferred Tax Assets	50,454
Deferred Tax Liabilities:	
Accelerated Depreciation	(20,217)
Total Deferred Tax Liabilities	(20,217)
Net Deferred Tax Assets	$ 30,237

The Company has recorded a net deferred tax asset at September 30, 2009. No valuation allowance is required at September 30, 2009 as management believes it is more likely than not that the deferred tax asset is realizable.

The current tax receivable, included in Other Receivables, was $1,200,000 as of September 30, 2009.

At September 30, 2009 the Company's gross unrecognized tax benefits increased to $961,000. Interest and penalties related to unrecognized tax benefits accrued as of the beginning of the year was $295,000. During the twelve months ended September 30, 2009, accrued interest expense related to unrecognized tax benefits increased by $31,000. During the twelve months ended September 30, 2009, penalty expense related to unrecognized tax benefits decreased by $13,000. Interest and penalties accrued as of September 30, 2009 was $313,000.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

	September 30, 2009 (in thousands)
Balance, Beginning of Year	$ 954
Increases for Tax Positions Related to the Current Year	135
Increases for Tax Positions Related to Prior Years	139
Reductions Due to Lapsed Statute of Limitations	(267)
Balance, End of Year	$ 961

The Company is included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. It also files separate income tax returns in certain states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to 2009 for federal tax returns and 2005 for state and local tax returns. The 2009 federal income tax return is currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The 2009 IRS audit and state audits in process are expected to be completed in the fiscal year ending 2010. It is anticipated that the unrecognized tax benefits may decrease by an estimated $68,000 over the next 12 months.

NOTE 13 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on the actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and employee stock ownership plan benefits become fully vested after six years of qualified service. The 401(k) plan provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock at a 15% discount from market value, subject to certain limitations. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation ("LTIP"), restricted stock, stock bonus, stock options and employee investment funds.

Select employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with the Company, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to the Company's employees based on estimated fair values on the date of grant and allocates the expense to the Company. The compensation cost is recognized over the applicable vesting period of the awards. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of the Company at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of the Company or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in the 2009 fiscal year:

	September 30, 2009
Dividend Yield	2.55%
Expected Volatility	46.99%
Risk-free Interest Rates	1.57%
Expected Lives	5.4 yrs

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's restricted stock plans the Company may grant restricted shares of RJF common stock to select employees of the Company. The following activity occurred in the 2009 fiscal year:

	September 30, 2009	
	Shares/Units	Weighted Average Grant Date Fair Value ($)
Granted	876,905	$ 18.76
Vested	(677,490)	$ 22.53
Forfeited	(96,474)	$ 25.71

NOTE 14 - COLLATERAL:

The Company has accepted collateral with the following approximate market value at September 30, 2009 in which the Company is permitted to sell or repledge:

	September 30, 2009
	(in thousands)
Sources of Collateral:	
Securities Purchased Under Agreements to Resell	$ 56,002
Securities Received in Securities Borrowed vs. Cash Transactions	384,564
Collateral Received for Margin Loans	1,082,913
Total	$ 1,523,479

At September 30, 2009, certain collateral was sold or repledged. The approximate market values of this portion of collateral sold or repledged by the Company were:

	September 30, 2009 (in thousands)
Uses of Collateral and Trading Securities:	
Securities Sold Under Agreements to Repurchase	$ 108,085
Securities Delivered in Securities Loaned vs. Cash Transactions	472,268
Collateral Used for Cash Loans	32,434
Collateral Used for Deposits	227,035
Total	$ 839,822

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 30, 2009, the Company had client margin securities valued at $212,416,000 pledged with a clearing organization to meet the point in time requirement of $110,050,000.

NOTE 15 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2010 through 2020. Minimum annual rentals under such agreements for the succeeding fiscal years are approximately:

	September 30, 2009 (in thousands)
Fiscal 2010	$ 32,856
Fiscal 2011	27,615
Fiscal 2012	23,615
Fiscal 2013	19,464
Fiscal 2014	14,313
Thereafter	35,059
Total	$ 152,922

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and escalation clauses.

In the normal course of business, the Company enters into underwriting commitments. There were no such transactions relating to such commitments that were open at September 30, 2009.

The Company offers loans and transition assistance to its financial advisors mainly for recruiting or retention purposes. These commitments are contingent upon certain events occurring, including but not limited to the financial advisor joining the Company and meeting certain production requirements. In certain circumstances, the Company may make commitments prior to funding them. As of September 30, 2009, the Company estimates that it had made commitments of $21,530,000 in loans and transition assistance that have not yet been funded.

On July 6, 2009, the Company entered into a Deposit Services Agreement with Promontory Interfinancial Network, LLC. ("Promontory"). This agreement obligated the Company to begin utilizing this FDIC-insured cash sweep program for its clients no later than October 1, 2009. As part of this arrangement, the Company and Promontory have also entered into a tri-party agreement with a third party financial institution, which requires a specified amount of client deposits to be directed to this institution for a period of up to four years. The Company has met and intends to continue to meet all of its contractual obligations under this program.

As a result of the extensive regulation of the financial services industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension

from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In connection with auction rate securities ("ARS"), the Company has been subject to ongoing examinations, with which it is cooperating fully, by the SEC, the New York Attorney General's Office and Florida's Office of Financial Regulation. The Company is also named in a class action lawsuit filed in April 2008 in United States District Court for Southern District of New York similar to that filed against a number of brokerage firms alleging various securities law violations relating to the adequacy of disclosure in connection with the marketing and sale of ARS, which it is vigorously defending. In September 2009, the court granted the Company motion to dismiss without prejudice and plaintiffs filed an amended complaint in October 2009.

Several large banks and brokerage firms, most of whom were the primary underwriters of and supported the auctions for, ARS have announced agreements, usually as part of a regulatory settlement, to repurchase ARS at par from some of their clients. Other brokerage firms have entered into similar agreements. The Company, in conjunction with other industry participants is actively seeking a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Should these restructurings and refinancings continue, then clients' holdings could be reduced further, however, there can be no assurance these events will continue. If the Company were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or a significant portion of these ARS from certain clients, it would have to have sufficient regulatory capital and cash or borrowing power to do so, and at present it does not have such capacity. Further, if such repurchases were made at par value there could be a market loss if the underlying securities' value is less than par and any such loss could adversely affect the results of operations.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations in these cases and believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying Statement of Financial Condition with respect to these matters, ultimate resolution of these matters will not result in a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

NOTE 16 – SUBSEQUENT EVENTS:

The Company has evaluated whether events or transactions have occurred after September 30, 2009 that would require recognition or disclosure in these consolidated financial statements through November 25, 2009, which is the issuance of these financial statements.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission

The Board of Directors
Raymond James & Associates, Inc.:

In planning and performing our audit of the consolidated financial statements of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions, carry customer contracts of sale of any commodity for future

KPMG

delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2009, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2009
Certified Public Accountants

RAYMOND JAMES

& ASSOCIATES, INC.

Member New York Stock Exchange/SIPC

Individual solutions from independent advisors

International Headquarters: The Raymond James Financial Center

880 Carillon Parkway | St. Petersburg, FL 33716

727-567-1000 | raymondjames.com

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC – 7T) TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD APRIL 1, 2009 TO SEPTEMBER 30, 2009

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Raymond James & Associates, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Raymond James & Associates, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2009
Certified Public Accountants

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-010999 FINRA SEP
RAYMOND JAMES & ASSOCIATES INC
ATTN: R FRANZ DEPT 12GOO
PO BOX 12749
ST PETERSBURG FL 33733-2749

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,274,846

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

01/02/09
Date Paid

1,274,696

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 1,274,696

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,274,696

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of November , 20 09 .

Sr. Vice President and Treasurer/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 09/30, 20 09
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 633,079,716
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		552,563
(7) Net loss from securities in investment accounts.		
Total additions		552,563
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		98,206,052
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		4,784,854
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		224,178
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		3,490,328
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		10,118,411
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		288,416
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,714,285	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 6,581,551	
Enter the greater of line (i) or (ii)		6,581,551
Total deductions		123,693,790
2d. SIPC Net Operating Revenues		$ 509,938,489
2e. General Assessment @ .0025		$ 1,274,846

(to page 1 but not less than

DEDUCTIONS

2c(8) **Other revenue not related either directly or indirectly to the securities business (SeeInstructions C):**

				Adj 2c (8)
				June & Sept QTR's income(loss)
2c8	100 3995 0458-100	RJ BANK LOAN COMMISSIONS		15,785.00
2c8	100 3995 0592-000	RENTAL INCOME		2,846,008.38
2c8	100 3995 0593-000	DISPOSITION OF ASSETS		11,932.37
2c8	100 3995 0593-001	NONCAP PURCHASE RECEIPTS		13,245.22
2c8	100 3995 0596-004	G/L FOREIGN EXCH RATE		(9,895.79)
2c8	100 3995 0596-019	EMPORIUM SALES		0.00
2c8	100 3995 0995-000	RENT CREDIT		(2,588,658.79)
	100 3995 -		0.00	288,416.39

deemed to be unrelated to securities business

Raymond James and Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

RAYMOND JAMES

EXP

Voucher	Invoice	Date	Description	Amount	Discount	Net Amount
* 001842280 Anne.Rettig @RaymondJames.com RJS SIPC 7T APR-SEPT 2009	SECUR093009	11/19/09	1	1,274,696.00		1,274,696.00
			TOTAL	1,274,696.00		1,274,696.00

Vendor ID: SECUR00074 Vendor: SECURITIES INVESTOR PROTECTION

Date: 11/24/09 Pay Amount: ***$1,274,696.00 Check #: 000522402

THE FACE OF THIS CHECK IS PRINTED BLUE - THE BACK CONTAINS A SIMULATED WATERMARK

RAYMOND JAMES
Raymond James and Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Citibank N.A.
One Penn's Way
New Castle, DE 19720

62-20
311

CHECK #
000522402

Date: 11/24/09 Amount: ***$1,274,696.00

NOT VALID AFTER 90 DAYS

PAY One million two hundred seventy four thousand six hundred ninety six and 00/100 Dollars

TO THE ORDER OF:
SECURITIES INVESTOR PROTECTION
CORP
P.O. BOX 92185
WASHINGTON DC 20090-2185

Raymond James and Associates, Inc

⑈000522402⑈ ⑆031100209⑆ 38603827⑈